TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2017

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first half ended September 30, 2017

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 26 thousand units, or 0.6%, to 4,389 thousand units in FY2018 first half (the six months ended September 30, 2017) compared with FY2017 first half (the six months ended September 30, 2016). Vehicle unit sales in Japan increased by 9 thousand units, or 0.8%, to 1,087 thousand units in FY2018 first half compared with FY2017 first half. Overseas vehicle unit sales increased by 17 thousand units, or 0.5%, to 3,302 thousand units in FY2018 first half compared with FY2017 first half.

The results of operations for FY2018 first half were as follows:

Net revenues	14,191.2	billion yen	(an increase of 1,120.6 billion yen or 8.6% compared with FY2017 first half)

Operating income	1,096.5	billion yen	(a decrease of 20.3 billion yen or 1.8% compared with FY2017 first half)

Income before income taxes and equity in earnings of affiliated companies	1,252.1	billion yen	(an increase of 75.6 billion yen or 6.4% compared with FY2017 first half)

Net income attributable to Toyota Motor Corporation	1,071.3	billion yen	(an increase of 125.1 billion yen or 13.2% compared with FY2017 first half)

The changes in operating income and loss were as follows:

Effects of marketing activities	a decrease of 160.0 billion yen

Effects of changes in exchange rates	an increase of 100.0 billion yen

Cost reduction efforts	an increase of 100.0 billion yen

Increase in expenses and others	a decrease of 50.0 billion yen

Other	a decrease of 10.3 billion yen

Note:

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates”.

Segment operating results

(i) Automotive:

Net revenues for the automotive operations increased by 798.8 billion yen, or 6.7%, to 12,736.8 billion yen in FY2018 first half compared with FY2017 first half. However, operating income decreased by 24.8 billion yen, or 2.6%, to 912.5 billion yen in FY2018 first half compared with FY2017 first half. The decrease in operating income was mainly due to the increase in sales expenses.

(ii) Financial services:

Net revenues for the financial services operations increased by 126.6 billion yen, or 14.5%, to 997.5 billion yen in FY2018 first half compared with FY2017 first half. However, operating income decreased by 7.4 billion yen, or 4.9%, to 144.7 billion yen in FY2018 first half compared with FY2017 first half. The decrease in operating income was mainly due to the decrease in valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first half ended September 30, 2017

(iii) All other:

Net revenues for all other businesses increased by 236.0 billion yen, or 44.3%, to 768.8 billion yen in FY2018 first half compared with FY2017 first half, and operating income increased by 9.2 billion yen, or 34.0%, to 36.4 billion yen in FY2018 first half compared with FY2017 first half.

Geographic information

(i) Japan:

Net revenues in Japan increased by 587.8 billion yen, or 8.4%, to 7,568.2 billion yen in FY2018 first half compared with FY2017 first half, and operating income increased by 155.8 billion yen, or 32.1%, to 640.5 billion yen in FY2018 first half compared with FY2017 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 352.8 billion yen, or 7.2%, to 5,229.2 billion yen in FY2018 first half compared with FY2017 first half. However, operating income decreased by 166.6 billion yen, or 53.5%, to 144.6 billion yen in FY2018 first half compared with FY2017 first half. The decrease in operating income was mainly due to the increase in sales expenses, and decreases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 293.8 billion yen, or 24.0%, to 1,519.8 billion yen in FY2018 first half compared with FY2017 first half, and operating income increased by 3.2 billion yen, or 9.5%, to 37.7 billion yen in FY2018 first half compared with FY2017 first half.

(iv) Asia:

Net revenues in Asia increased by 182.8 billion yen, or 7.9%, to 2,484.4 billion yen in FY2018 first half compared with FY2017 first half. However, operating income decreased by 8.5 billion yen, or 3.8%, to 214.2 billion yen in FY2018 first half compared with FY2017 first half.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 191.2 billion yen, or 18.3%, to 1,237.8 billion yen in FY2018 first half compared with FY2017 first half, and operating income increased by 17.4 billion yen, or 33.1%, to 70.3 billion yen in FY2018 first half compared with FY2017 first half. The increase in operating income was mainly due to the effects of changes in exchange rates, and increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and September 30, 2017

	Yen in millions
	March 31, 2017	September 30, 2017
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,814,337
Time deposits	1,082,654	1,100,145
Marketable securities	1,821,598	1,972,049
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	2,078,991
Finance receivables, net	6,196,649	6,346,207
Other receivables	436,867	433,142
Inventories	2,388,617	2,491,575
Prepaid expenses and other current assets	796,297	889,278

Total current assets	17,833,695	18,125,724

Noncurrent finance receivables, net	9,012,222	9,563,857
Investments and other assets:
Marketable securities and other securities investments	7,679,928	8,064,827
Affiliated companies	2,845,639	2,925,975
Employees receivables	25,187	23,989
Other	1,156,406	1,164,500

Total investments and other assets	11,707,160	12,179,291

Property, plant and equipment:
Land	1,379,991	1,385,685
Buildings	4,470,996	4,621,470
Machinery and equipment	11,357,340	11,577,561
Vehicles and equipment on operating leases	5,966,579	6,189,462
Construction in progress	474,188	437,477

Total property, plant and equipment, at cost	23,649,094	24,211,655

Less – Accumulated depreciation	(13,451,985)	(13,827,496)

Total property, plant and equipment, net	10,197,109	10,384,159

Total assets	48,750,186	50,253,031

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and September 30, 2017

	Yen in millions
	March 31, 2017	September 30, 2017
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,143,840
Current portion of long-term debt	4,290,449	4,249,353
Accounts payable	2,566,382	2,403,751
Other payables	936,938	823,171
Accrued expenses	3,137,827	3,070,811
Income taxes payable	223,574	326,457
Other current liabilities	1,210,113	1,305,107

Total current liabilities	17,318,965	17,322,490

Long-term liabilities:
Long-term debt	9,911,596	10,502,824
Accrued pension and severance costs	905,070	911,517
Deferred income taxes	1,423,726	1,565,025
Other long-term liabilities	521,876	544,988

Total long-term liabilities	12,762,268	13,524,354

Total liabilities	30,081,233	30,846,844

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and September 30, 2017 issued: 47,100,000 shares at March 31, 2017 and September 30, 2017	485,877	489,550

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and September 30, 2017 issued: 3,262,997,492 shares at March 31, 2017 and September 30, 2017	397,050	397,050
Additional paid-in capital	484,013	485,489
Retained earnings	17,601,070	18,338,719
Accumulated other comprehensive income (loss)	640,922	888,244
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 328,212,683 shares at September 30, 2017	(1,608,243)	(1,856,008)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,253,494

Noncontrolling interests	668,264	663,143

Total shareholders’ equity	18,183,076	18,916,637

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,253,031

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2017

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2016	For the first half ended September 30, 2017
Net revenues:
Sales of products	12,216,706	13,233,974
Financing operations	853,827	957,233

Total net revenues	13,070,533	14,191,207

Costs and expenses:
Cost of products sold	10,056,838	10,989,823
Cost of financing operations	533,813	626,259
Selling, general and administrative	1,363,017	1,478,584

Total costs and expenses	11,953,668	13,094,666

Operating income	1,116,865	1,096,541

Other income (expense):
Interest and dividend income	79,754	92,762
Interest expense	(11,113)	(13,541)
Foreign exchange gain (loss), net	(27,907)	53,819
Other income (loss), net	18,935	22,592

Total other income (expense)	59,669	155,632

Income before income taxes and equity in earnings of affiliated companies	1,176,534	1,252,173

Provision for income taxes	354,924	374,247
Equity in earnings of affiliated companies	168,395	235,043

Net income	990,005	1,112,969

Less – Net income attributable to noncontrolling interests	(43,832)	(41,641)

Net income attributable to Toyota Motor Corporation	946,173	1,071,328

Note:

Net income attributable to common shareholders for the first half ended September 30, 2017 and 2016 is 1,065,182 million yen and 941,275 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 6,146 million yen and 4,898 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	311.08	359.55

Diluted	307.84	355.92

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2017

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2016	For the first half ended September 30, 2017
Net income	990,005	1,112,969
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(554,883)	76,126
Unrealized gains (losses) on securities	(191,427)	174,048
Pension liability adjustments	(714)	3,997

Total other comprehensive income (loss)	(747,024)	254,171

Comprehensive income	242,981	1,367,140

Less – Comprehensive income attributable to noncontrolling interests	(8,368)	(48,490)

Comprehensive income attributable to Toyota Motor Corporation	234,613	1,318,650

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2017

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2016	For the second quarter ended September 30, 2017
Net revenues:
Sales of products	6,057,702	6,655,852
Financing operations	423,718	487,749

Total net revenues	6,481,420	7,143,601

Costs and expenses:
Cost of products sold	5,043,030	5,547,092
Cost of financing operations	268,395	315,927
Selling, general and administrative	695,360	758,335

Total costs and expenses	6,006,785	6,621,354

Operating income	474,635	522,247

Other income (expense):
Interest and dividend income	22,993	26,002
Interest expense	(6,190)	(9,153)
Foreign exchange gain, net	1,398	31,028
Other income (loss), net	6,642	2,701

Total other income (expense)	24,843	50,578

Income before income taxes and equity in earnings of affiliated companies	499,478	572,825

Provision for income taxes	167,099	188,849
Equity in earnings of affiliated companies	78,395	97,241

Net income	410,774	481,217

Less – Net income attributable to noncontrolling interests	(17,066)	(22,945)

Net income attributable to Toyota Motor Corporation	393,708	458,272

Note:

Net income attributable to common shareholders for the second quarter ended September 30, 2017 and 2016 is 455,199 million yen and 391,259 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	129.77	154.28

Diluted	128.54	152.87

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2017

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2016	For the second quarter ended September 30, 2017
Net income	410,774	481,217
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(104,983)	60,838
Unrealized gains (losses) on securities	73,775	111,154
Pension liability adjustments	2,894	5,327

Total other comprehensive income (loss)	(28,314)	177,319

Comprehensive income	382,460	658,536

Less – Comprehensive income attributable to noncontrolling interests	(12,635)	(27,003)

Comprehensive income attributable to Toyota Motor Corporation	369,825	631,533

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2017

	Yen in millions
	For the first half ended September 30, 2016	For the first half ended September 30, 2017
Cash flows from operating activities:
Net income	990,005	1,112,969
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	767,044	834,275
Provision for doubtful accounts and credit losses	37,763	40,884
Pension and severance costs, less payments	21,956	4,022
Losses on disposal of fixed assets	12,202	18,651
Unrealized losses on available-for-sale securities, net	5,990	327
Deferred income taxes	18,740	41,212
Equity in earnings of affiliated companies	(168,395)	(235,043)
Changes in operating assets and liabilities, and other	(110,929)	220,959

Net cash provided by operating activities	1,574,376	2,038,256

Cash flows from investing activities:
Additions to finance receivables	(6,471,350)	(7,390,735)
Collection of and proceeds from sales of finance receivables	6,248,137	6,915,378
Additions to fixed assets excluding equipment leased to others	(592,974)	(579,173)
Additions to equipment leased to others	(1,198,120)	(1,192,899)
Proceeds from sales of fixed assets excluding equipment leased to others	15,866	20,287
Proceeds from sales of equipment leased to others	620,871	593,914
Purchases of marketable securities and security investments	(1,220,327)	(1,636,248)
Proceeds from sales of and maturity of marketable securities and security investments	864,289	1,364,695
Changes in investments and other assets, and other	698,684	(31,529)

Net cash used in investing activities	(1,034,924)	(1,936,310)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,080,740	2,529,387
Payments of long-term debt	(2,112,216)	(2,300,693)
Increase in short-term borrowings	353,872	96,364
Dividends paid to Toyota Motor Corporation class shareholders	(1,224)	(2,473)
Dividends paid to Toyota Motor Corporation common shareholders	(334,144)	(327,220)
Dividends paid to noncontrolling interests	(47,934)	(48,955)
Reissuance (repurchase) of treasury stock, and other	(505,603)	(248,421)

Net cash used in financing activities	(566,509)	(302,011)

Effect of exchange rate changes on cash and cash equivalents	(145,367)	19,327

Net decrease in cash and cash equivalents	(172,424)	(180,738)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	2,767,004	2,814,337

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2017, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2017. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota currently plans to adopt the modified retrospective method of adoption from the fiscal year beginning April 1, 2018. Toyota’s current efforts to this end include the identification of revenue within the scope of this guidance, as well as the evaluation of revenue contracts. Toyota continues to assess the impact of adoption of this guidance on its consolidated financial statements and related disclosure.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance will require that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It will also require entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2016 and 2017, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2017 and September 30, 2017:

	Yen in millions
	March 31, 2017	September 30, 2017
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	1,741
Investments and other assets - Other	662	605

Total	662	2,346

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	61,946	50,444
Investments and other assets - Other	168,292	138,961

Total	230,238	189,405

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	12,357	4,791
Investments and other assets - Other	164	—

Total	12,521	4,791

Total derivative assets	243,421	196,542
Counterparty netting	(84,883)	(80,869)
Collateral received	(60,021)	(57,593)

Carrying value of derivative assets	98,517	58,080

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(64)	(294)
Other long-term liabilities	—	—

Total	(64)	(294)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(67,091)	(38,291)
Other long-term liabilities	(158,383)	(109,332)

Total	(225,474)	(147,623)

Foreign exchange forward and option contracts
Other current liabilities	(19,919)	(27,935)
Other long-term liabilities	—	—

Total	(19,919)	(27,935)

Total derivative liabilities	(245,457)	(175,852)
Counterparty netting	84,883	80,869
Collateral posted	122,231	54,551

Carrying value of derivative liabilities	(38,343)	(40,432)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2017 and September 30, 2017:

	Yen in millions
	March 31, 2017		September 30, 2017
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	40,837	19,459,677	41,034	20,465,578
Foreign exchange forward and option contracts	—	2,772,741	—	2,498,865

Total	40,837	22,232,418	41,034	22,964,443

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2016 and 2017:

	Yen in millions
	For the first half ended September 30, 2016		For the first half ended September 30, 2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	3,904	(3,904)	(763)	1,073
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	17,776		47,080
Foreign exchange gain (loss), net	(3,711)		15,146
Foreign exchange forward and option contracts
Cost of financing operations	3,665		(8,843)
Foreign exchange gain (loss), net	124,289		247

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2016		For the second quarter ended September 30, 2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	298	(289)	(189)	336
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	18,604		1,851
Foreign exchange gain (loss), net	(3,463)		6,648
Foreign exchange forward and option contracts
Cost of financing operations	(3,092)		(349)
Foreign exchange gain (loss), net	27,854		(1,752)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2017 is ¥10,517 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2017 is ¥35,018 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥10,517 million as of September 30, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2017 is ¥2,718,354 million. Liabilities for guarantees totaling ¥6,700 million have been provided as of September 30, 2017. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time to time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provided for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In August 2017, the DPA and the monitorship terminated, and in October 2017, the criminal charge that had been filed in connection with the DPA was dismissed. An appeal of that dismissal is currently pending.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017. Toyota and other automakers have also been named in certain class actions filed in Mexico and Canada, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the SDNY’s Civil Division on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first half and the second quarter ended September 30, 2016 and 2017.

Segment operating results -

For the first half ended September 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,915,160	853,827	301,546	—	13,070,533
Inter-segment sales and transfers	22,849	17,137	231,306	(271,292)	—

Total	11,938,009	870,964	532,852	(271,292)	13,070,533
Operating expenses	11,000,649	718,768	505,623	(271,372)	11,953,668

Operating income	937,360	152,196	27,229	80	1,116,865

For the first half ended September 30, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	12,713,334	957,233	520,640	—	14,191,207
Inter-segment sales and transfers	23,552	40,339	248,213	(312,104)	—

Total	12,736,886	997,572	768,853	(312,104)	14,191,207
Operating expenses	11,824,354	852,851	732,368	(314,907)	13,094,666

Operating income	912,532	144,721	36,485	2,803	1,096,541

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,897,299	423,718	160,403	—	6,481,420
Inter-segment sales and transfers	11,673	8,335	123,406	(143,414)	—

Total	5,908,972	432,053	283,809	(143,414)	6,481,420
Operating expenses	5,515,053	370,098	266,908	(145,274)	6,006,785

Operating income	393,919	61,955	16,901	1,860	474,635

For the second quarter ended September 30, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,356,581	487,749	299,271	—	7,143,601
Inter-segment sales and transfers	11,640	6,055	131,596	(149,291)	—

Total	6,368,221	493,804	430,867	(149,291)	7,143,601
Operating expenses	5,945,067	424,383	408,027	(156,123)	6,621,354

Operating income	423,154	69,421	22,840	6,832	522,247

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first half ended September 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,119,205	4,785,406	1,166,278	2,057,926	941,718	—	13,070,533
Inter-segment sales and transfers	2,861,212	90,989	59,639	243,644	104,894	(3,360,378)	—

Total	6,980,417	4,876,395	1,225,917	2,301,570	1,046,612	(3,360,378)	13,070,533
Operating expenses	6,495,708	4,565,136	1,191,392	2,078,779	993,761	(3,371,108)	11,953,668

Operating income	484,709	311,259	34,525	222,791	52,851	10,730	1,116,865

For the first half ended September 30, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,339,830	5,117,319	1,403,433	2,172,347	1,158,278	—	14,191,207
Inter-segment sales and transfers	3,228,391	111,881	116,374	312,057	79,543	(3,848,246)	—

Total	7,568,221	5,229,200	1,519,807	2,484,404	1,237,821	(3,848,246)	14,191,207
Operating expenses	6,927,702	5,084,587	1,482,010	2,270,158	1,167,478	(3,837,269)	13,094,666

Operating income	640,519	144,613	37,797	214,246	70,343	(10,977)	1,096,541

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,139,769	2,300,602	576,245	994,421	470,383	—	6,481,420
Inter-segment sales and transfers	1,479,238	41,234	27,842	124,492	54,696	(1,727,502)	—

Total	3,619,007	2,341,836	604,087	1,118,913	525,079	(1,727,502)	6,481,420
Operating expenses	3,424,665	2,202,017	578,572	1,023,570	499,528	(1,721,567)	6,006,785

Operating income	194,342	139,819	25,515	95,343	25,551	(5,935)	474,635

For the second quarter ended September 30, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,229,033	2,515,417	704,782	1,112,941	581,428	—	7,143,601
Inter-segment sales and transfers	1,652,862	52,316	53,508	174,674	43,987	(1,977,347)	—

Total	3,881,895	2,567,733	758,290	1,287,615	625,415	(1,977,347)	7,143,601
Operating expenses	3,560,592	2,512,348	740,814	1,177,721	593,771	(1,963,892)	6,621,354

Operating income	321,303	55,385	17,476	109,894	31,644	(13,455)	522,247

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first half ended September 30, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	4,782,618	1,065,043	2,069,144	1,945,550	9,862,355
Consolidated sales	—	—	—	—	13,070,533
Ratio of overseas sales to consolidated sales	36.6%	8.2%	15.8%	14.9%	75.5%

For the first half ended September 30, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	5,128,595	1,299,843	2,292,685	2,060,334	10,781,457
Consolidated sales	—	—	—	—	14,191,207
Ratio of overseas sales to consolidated sales	36.1%	9.2%	16.2%	14.5%	76.0%

For the second quarter ended September 30, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,303,290	519,262	1,014,710	969,384	4,806,646
Consolidated sales	—	—	—	—	6,481,420
Ratio of overseas sales to consolidated sales	35.5%	8.0%	15.7%	15.0%	74.2%

For the second quarter ended September 30, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,522,249	653,574	1,171,162	1,031,774	5,378,759
Consolidated sales	—	—	—	—	7,143,601
Ratio of overseas sales to consolidated sales	35.3%	9.2%	16.4%	14.4%	75.3%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2016 and 2017 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first half ended September 30, 2016
Net income attributable to Toyota Motor Corporation	946,173
Accretion to Mezzanine equity	(2,425)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,473)

Basic net income attributable to Toyota Motor Corporation per common share	941,275	3,025,876	311.08
Effect of dilutive securities
Model AA Class Shares	4,898	47,100
Assumed exercise of dilutive stock options	(4)	636

Diluted net income attributable to Toyota Motor Corporation per common share	946,169	3,073,612	307.84

For the first half ended September 30, 2017
Net income attributable to Toyota Motor Corporation	1,071,328
Accretion to Mezzanine equity	(2,425)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,721)

Basic net income attributable to Toyota Motor Corporation per common share	1,065,182	2,962,528	359.55
Effect of dilutive securities
Model AA Class Shares	6,146	47,100
Assumed exercise of dilutive stock options	(3)	367

Diluted net income attributable to Toyota Motor Corporation per common share	1,071,325	3,009,995	355.92

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the second quarter ended September 30, 2016
Net income attributable to Toyota Motor Corporation	393,708
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,237)

Basic net income attributable to Toyota Motor Corporation per common share	391,259	3,015,060	129.77
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	634

Diluted net income attributable to Toyota Motor Corporation per common share	393,706	3,062,794	128.54

For the second quarter ended September 30, 2017
Net income attributable to Toyota Motor Corporation	458,272
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,861)

Basic net income attributable to Toyota Motor Corporation per common share	455,199	2,950,438	154.28
Effect of dilutive securities
Model AA Class Shares	3,073	47,100
Assumed exercise of dilutive stock options	(0)	307

Diluted net income attributable to Toyota Motor Corporation per common share	458,272	2,997,845	152.87

On May 10, 2017, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥327,219 million, ¥110 per common share, to common shareholders effective on May 25, 2017. On November 7, 2017, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥293,478 million, ¥100 per common share, to common shareholders effective on November 27, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and September 30, 2017. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	41,876	891,606	—	933,482
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,797,499	1,079,385	8,947	5,885,831
Common stocks	2,686,934	—	—	2,686,934
Other	18,191	73,246	—	91,437
Investments measured at net asset value	—	—	—	735,131
Derivative financial instruments	—	243,334	87	243,421

Total	7,544,500	2,887,571	9,034	11,176,236

Liabilities
Derivative financial instruments	—	(237,848)	(7,609)	(245,457)

Total	—	(237,848)	(7,609)	(245,457)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	54,733	830,170	—	884,903
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,997,836	1,370,738	9,426	6,378,000
Common stocks	2,906,802	—	—	2,906,802
Other	6,674	98,979	—	105,653
Investments measured at net asset value	—	—	—	520,335
Derivative financial instruments	—	196,503	39	196,542

Total	7,966,045	3,096,390	9,465	11,592,235

Liabilities
Derivative financial instruments	—	(174,544)	(1,308)	(175,852)

Total	—	(174,544)	(1,308)	(175,852)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds as well as U.S., European and other bonds represent 28% and 72% (as of March 31, 2017) and 21% and 79% (as of September 30, 2017) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 92% and 87% of common stocks as of March 31, 2017 and September 30, 2017, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and second quarter ended September 30, 2016 and 2017 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and second quarter ended September 30, 2016 and 2017 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first half ended September 30, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	(554,883)	(189,315)	(6,002)	(750,200)
Reclassifications	—	(2,112)	5,288	3,176

Other comprehensive income (loss), net of tax	(554,883)	(191,427)	(714)	(747,024)
Less – Other comprehensive income attributable to noncontrolling interests	33,504	669	1,291	35,464
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at September 30, 2016	(1,029,060)	1,243,247	(317,205)	(103,018)

For the first half ended September 30, 2017
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications	81,371	187,567	1,156	270,094
Reclassifications	(5,245)	(13,519)	2,841	(15,923)

Other comprehensive income (loss), net of tax	76,126	174,048	3,997	254,171
Less – Other comprehensive income attributable to noncontrolling interests	(5,563)	(1,376)	90	(6,849)

Balance at September 30, 2017	(489,545)	1,598,675	(220,886)	888,244

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first half ended September 30, 2016	For the first half ended September 30, 2017	Affected line items in the consolidated statements of income
Foreign currency translation adjustments:
	—	(5,245)	Other income (loss), net

	—	(5,245)	Income before income taxes and equity in earnings of affiliated companies

	—	(5,245)	Net income

Unrealized gains (losses) on securities:
	(8,717)	(4,689)	Financing operations
	198	(11,553)	Foreign exchange gain (loss), net
	4,096	(3,398)	Other income (loss), net

	(4,423)	(19,640)	Income before income taxes and equity in earnings of affiliated companies
	2,444	6,127	Provision for income taxes
	(133)	(6)	Equity in earnings of affiliated companies

	(2,112)	(13,519)	Net income

Pension liability adjustments:
Recognized net actuarial loss	9,888	6,434	*1
Amortization of prior service costs	(1,897)	(1,962)	*1

	7,991	4,472	Income before income taxes and equity in earnings of affiliated companies
	(2,703)	(1,631)	Provision for income taxes

	5,288	2,841	Net income

Total reclassifications, net of tax	3,176	(15,923)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.